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                             September 1, 2021

       Yishai Cohen
       Chairman, Chief Executive Officer and President
       Landa App LLC
       6 W. 18th Street
       New York, NY 10011

                                                        Re: Landa App LLC
                                                            Post Qualification
Amendment to Offering Statement on Form 1-A
                                                            Response Dated
August 5, 2021
                                                            File No. 024-11377

       Dear Mr. Cohen:

               We have reviewed your August 5, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 5, 2021 letter.

       Supplemental Response Dated August 5, 2021

       General

   1. We note your response to prior comment 2. We also note that it remains unclear whether each series
offering will commence within two calendar days after
                                                        qualification. To
comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the offering of each
series you qualify within two calendar days of qualification.
                                                        Commencing the offering
of some of the qualified series while delaying the offering of others results in an
impermissible delayed offering of the delayed series under Rule
                                                        251(d)(3)(i)(F). Please
confirm that you will commence the offering of each series you qualify within two
calendar days of qualification. Also, please address the offering of many of the series that
were included in the offering statement that qualified on June 29,
                                                        2021.
 Yishai Cohen
FirstName
Landa AppLastNameYishai   Cohen
          LLC
Comapany 1,
September NameLanda
             2021     App LLC
September
Page 2    1, 2021 Page 2
FirstName LastName
       You may contact Ruairi Regan at 202-551-3269 or Pamela Long at 202-551-3765 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Real Estate &
Construction
cc:      Lillian Brown, Esq.